UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): February 3, 2015

RenaissanceRe Holdings Ltd.
(Exact name of registrant as specified in its charter)

Bermuda	001-14428	98-014-1974
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Renaissance House 12 Crow Lane, Pembroke Bermuda	HM 19
(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code: (441) 295-4513
Not Applicable
(Former name or former address, if changed since last report).

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.	Results of Operations and Financial Condition.
On February 3, 2015, RenaissanceRe Holdings Ltd. (the “Company”) issued a press release announcing its financial results for the three and twelve months ended December 31, 2014 and the availability of its corresponding financial supplement. Copies of the press release and the financial supplement are attached as Exhibit 99.1 and 99.2, respectively, to this Form 8-K.
Except for the fourth paragraph of Exhibit 99.1 hereto, this Form 8-K and Exhibits 99.1 and 99.2 hereto are each being furnished to the Securities and Exchange Commission (the “SEC”) pursuant to Item 2.02 of Form 8-K and are therefore not to be considered “filed” with the SEC. The information in the fourth paragraph of Exhibit 99.1 hereto shall be deemed "filed" pursuant to Rule 425.

Item 8.01.	Other Events.
As reported under Item 2.02, the Company is filing certain portions of the press release attached hereto as Exhibit 99.1 under Rule 425.

Item 9.01.	Financial Statements and Exhibits.

(c)	Exhibits.

Exhibit #	Description
99.1*	Copy of the Company’s press release, issued February 3, 2015
99.2*	Copy of the Company’s Financial Supplement

*
Except for the fourth paragraph of Exhibit 99.1, Exhibits 99.1 and 99.2 are being furnished to the SEC pursuant to Item 2.02 and are not being filed with the SEC. Therefore, except for the fourth paragraph of Exhibit 99.1, these exhibits are not incorporated by reference in any of the registrant’s other SEC filings.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RENAISSANCERE HOLDINGS LTD.

Date:	By:	/s/ Jeffrey D. Kelly
February 3, 2015		Jeffrey D. Kelly
Executive Vice President, Chief Financial Officer and Chief Operating Officer

INDEX TO EXHIBITS

Exhibit #	Description
99.1*	Copy of the Company’s press release, issued February 3, 2015
99.2*	Copy of the Company’s Financial Supplement

*
Except for the fourth paragraph of Exhibit 99.1, Exhibits 99.1 and 99.2 are being furnished to the SEC pursuant to Item 2.02 and are not being filed with the SEC. Therefore, except for the fourth paragraph of Exhibit 99.1, these exhibits are not incorporated by reference in any of the registrant’s other SEC filings.